CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED

MARCH 31, 2010

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2010.

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31, 2010	June 30, 2009

ASSETS

Current
Cash	$ 3,785,529	$ 2,415,787
Receivables (Note 4)	525,478	215,699
Prepaids	73,527	30,673

	4,384,534	2,662,159

Equipment (Note 5)	1,963	2,533

Mineral properties and deferred exploration costs (Note 6)	22,551,029	19,384,946

	$ 26,937,526	$ 22,049,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 33,163	$ 564,989

Future income tax liability	2,115,000	2,115,000

	2,148,163	2,679,989

Shareholders' equity
Capital stock (Note 7)	28,097,521	20,031,338
Contributed surplus (Note 7)	11,199,824	4,559,561
Share subscriptions received in advance (Note 8)	130,000	-
Deficit	(14,637,982)	(5,221,250)

	24,789,363	19,369,649

	$ 26,937,526	$ 22,049,638

Nature of operations (Note 2)

Contingency and commitments (Note 14 and 15)

Subsequent events (Note 16)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these financial statements

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2010	Three Month Period Ended March 31, 2009	Three Month Period Ended March 31, 2008	Nine Month Period Ended March 31, 2010	Nine Month Period Ended March 31, 2009	Nine Month Period Ended March 31, 2008

ADMINISTRATION EXPENSES
Amortization	$ 190	$ 271	$ 33	$ 570	$ 814	$ 57
Consulting	34,342	21,226	12,761	97,525	80,257	30,279
Filing and transfer agent fees	67,294	15,531	33,743	79,277	87,102	69,498
Insurance	8,011	8,555	-	23,800	21,318	13,900
Investor relations	4,912	15,027	-	38,418	107,114	53,635
Management fees	46,500	30,000	15,000	121,500	78,000	30,000
Office and miscellaneous	34,832	27,988	4,939	56,046	49,674	8,665
Professional fees	56,355	66,806	45,201	255,294	166,243	89,816
Shareholder costs	2,517	6,453	1,952	103,126	20,427	4,871
Stock-based compensation (Note 7)	6,817,111	347,674	323,539	8,510,126	1,452,415	517,479
Travel and telephone	36,994	36,348	6,481	88,513	82,215	17,806

	(7,109,058)	(575,879)	(443,649)	(9,374,195)	(2,145,579)	(836,006)

OTHER ITEMS
Interest income (expense)	853	44,819	27,837	(42,537)	130,932	55,780

Loss before future income tax	(7,108,205)	(531,060)	(415,812)	(9,416,732)	(2,014,647)	(780,226)

Future income tax recovery	-	-	695,598	-	150,500	695,598

Income (loss) for the period	(7,108,205)	(531,060)	279,786	(9,416,732)	(1,864,147)	(84,628)

Deficit, beginning of period	(7,529,777)	(4,549,393)	(3,057,341)	(5,221,250)	(3,216,306)	(2,692,927)

Deficit, end of period	$(14,637,982)	$ (5,080,453)	$ (2,777,555)	$ (14,637,982)	$ (5,080,453)	$ (2,777,555)

Basic and diluted income (loss) per common share	$ (0.28)	$ (0.02)	$ 0.02	$ (0.39)	$ (0.09)	$ (0.01)

Weighted average number of common shares outstanding	25,368,156	23,046,016	13,236,495	24,468,398	21,167,541	12,406,013

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2010	Three Month Period Ended March 31, 2009	Three Month Period Ended March 31, 2008	Nine Month Period Ended March 31, 2010	Nine Month Period Ended March 31, 2009	Nine Month Period Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ (7,108,205)	$ (531,060)	$ 279,786	$ (9,416,732)	$ (1,864,147)	$ (84,628)
Items not affecting cash
Amortization	190	271	33	570	814	57
Future income tax recovery	-	-	(695,598)	-	(150,500)	(695,598)
Stock-based compensation	6,817,111	347,674	323,539	8,510,126	1,452,415	517,479

Changes in non-cash working capital items:
(Increase) decrease in receivables	(415,894)	173,967	(44,291)	(309,779)	(19,758)	(85,139)
(Increase) decrease in prepaids	10,803	(32,684)	2,107	(42,854)	(46,582)	2,111
Increase (decrease) in accounts payable and accrued liabilities	(1,315,763)	(7,628)	(56,672)	(531,826)	(182,927)	3,010

Net cash used in operating activities	(2,011,758)	(49,460)	(191,096)	(1,790,495)	(810,685)	(342,708)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	4,709,036	(1,500)	115,500	6,196,321	11,001,160	4,009,783
Share subscriptions received in advance	(85,000)	-	-	130,000	(940,489)	-

Net cash provided by (used in) financing activities	4,624,036	(1,500)	115,500	6,326,321	10,060,671	4,009,783

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	-	(1,429)	-	-	(1,429)
Deferred expenditures	-	-	-	-	1,000,000	-
Mineral property acquisition and deferred exploration costs	(155,000)	(3,070,261)	(849,281)	(3,166,084)	(10,925,701)	(1,895,184)

Net cash used in investing activities	(155,000)	(3,070,261)	(850,710)	(3,166,084)	(9,925,701)	(1,896,613)

Change in cash during the period	2,457,278	(3,121,221)	(926,306)	1,369,742	(675,715)	1,770,462

Cash, beginning of period	1,328,251	8,168,456	3,188,302	2,415,787	5,722,950	491,534

Cash, end of period	$ 3,785,529	$ 5,047,235	$ 2,261,996	$ 3,785,529	$ 5,047,235	$ 2,261,996

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements for the year ended June 30, 2009 and the accompanying notes included in the Company's latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

3.

RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncement

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

4.

RECEIVABLES

The Company’s receivables are primarily comprised of $488,870 (June 30, 2009 - $Nil) in deferred exploration costs which were paid on behalf of Osisko Mining Corporation and $26,461 (2009 - $162,169) in refundable Goods and Services tax.

5.

EQUIPMENT

		March 31, 2010			June 30, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 1,281	$ 1,346	$ 2,627	$ 890	$ 1,737
Office equipment	9,557	8,940	617	9,557	8,761	796

	$ 12,184	$ 10,221	$ 1,963	$ 12,184	$ 9,651	$ 2,533

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor.  As consideration for the acquisition of the NSR, the Company paid $155,000 and will issue 10,000 common shares to the optionor (see Note 16).

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Beattie, Donchester and Dumico properties (cont’d…)

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 to Beattie, $1,700,000 to 2699681, and $3,400,000 to 2588111 which was due on December 1, 2009 has been extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors (see subsequent events);

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 will earn the Company the remaining 90% of the issued and outstanding shares of optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010 or $10,400,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $6,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $24,200,000 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Property Option, Joint Venture Agreement and Commitment Letter (cont’d…)

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company with the following financings if required:

For a period of 24 months the principal amount of $8,500,000 at a rate of interest per year of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment.  The maturity date on the $8,500,000 loan will be the 24-month anniversary of the advance of funds with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date.

For a period of 36 months up to an aggregate principal amount of $22,500,000 at the rate of interest per year of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment.  The principal amount and interest owing pursuant to the $22,500,000 loan shall be due and payable on the 36-month anniversary of the date of execution of the joint venture agreement with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

Each of the $8,500,000 and $22,500,000 loans will be unsecured, will be the subject of a loan agreement, and will be evidenced by promissory notes in such amounts.

The loans from Osisko to the Company will be to facilitate payments to the underlying property owners which will assist the Company in securing full title to the property.  In the event that at any time Osisko determines that it will not proceed to finance the earn-in payments under the joint venture prior to expiry of the option period and abandons its interest in the project, the Company, at its sole option, may elect to convert the entire amount of principal and interest owing under the loans into common shares of the Company at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges. The loan agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Property Option, Joint Venture Agreement and Commitment Letter (cont’d…)

If the Company (i) does not drawdown on the loans and obtains alternate equity financing to meet the Company's obligations for payments required under the revised underlying option agreements related to the project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the loans but will contribute an additional $31,000,000 to the joint venture, of which $15,500,000 will be advanced on behalf of the Company's pro rata share of expenditures under the joint venture to be repaid from the Company's share of production.  The Company shall have no right to convert such advances into shares of the Company.

Upon the execution of the joint venture agreement, Osisko agreed to make an unsecured loan to the Company for the principal amount of $6,000,000 on or before January 1, 2010 (the Company did not request the loan on January 1, 2010), for general corporate purposes.  The initial loan would have been unsecured, bore interest at the rate of 5% per year and would have had a term of 12 months from the date of advance. The initial loan would have been evidenced by a promissory note.  The Company, at its sole option, could have elected at any time to convert the entire amount of principal and interest owing under the initial loan into common shares of the Company at a conversion price per share of $3.12, provided such conversion was subject to prior approval of applicable regulatory agencies and stock exchanges.  The promissory note would have provided for the customary anti-dilution and conversion rights protection for the lender.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2010	Beattie Property	Cat Lake Property	Central Duparquet Property	Donchester Property	Dumico Property	Duquesne Property	Total

Acquisition costs, beginning of period	$ 600,000	$ -	$ 400,000	$ 600,000	$ 300,000	$ 1,653,500	$ 3,553,500
Additions during the period	-	-	155,000	-	-	-	155,000

Acquisition costs, end of period	600,000	-	555,000	600,000	300,000	1,653,500	3,708,500

Deferred exploration costs, beginning of period	$ 5,361,330	$ -	$ 12,484	$ 4,485,991	$ 265,150	$ 5,706,491	$ 15,831,446

Additions during the period:
Assays	193,423	-	-	88,011	10,422	9,823	301,679
Camp costs	33,270	-	-	7,665	-	3,289	44,224
Consulting	11,387	-	-	4,787	-	-	16,174
Drilling	819,710	63,614	-	6,399	384,480	-	1,274,203
Field expenditures	157,399	-	-	74,881	-	6,066	238,346
Field personnel	106,638	-	-	95,498	7,655	700	210,491
Geological consulting	513,057	-	7,250	180,314	18,111	27,667	746,399
Geophysical	-	-	-	-	-	107,792	107,792
Line-cutting (recovery)	-	-	-	(1,500)	3,600	-	2,100
Mapping	3,432	-	-	3,432	13,300	3,432	23,596
Mobilization and demobilization	-	-	-	-	-	1,566	1,566
Property leases and taxes	-	-	-	-	-	1,102	1,102
Telephone and communication	-	-	-	-	-	200	200
Travel, transport and freight	-	-	-	-	-	43,211	43,211

Total additions during the period	1,838,316	63,614	7,250	459,487	437,568	204,848	3,011,083

Deferred exploration costs, end of period	7,199,646	63,614	19,734	4,945,478	702,718	5,911,339	18,842,529

Total mineral property and deferred exploration costs	$ 7,799,646	$ 63,614	$ 574,734	$ 5,545,478	$ 1,002,718	$ 7,564,839	$ 22,551,029

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
Unlimited number of common shares without par value

Issued:
Balance as at June 30, 2009	23,816,836	$ 20,031,338	$ 4,559,561
Exercise of stock options	1,289,000	3,213,900	-
Exercise of agent stock options	47,619	99,999	-
Exercise of warrants	1,286,191	2,882,421	-
Adjustment for exercised stock options	-	1,810,170	(1,810,170)
Adjustment for exercised agent options	-	59,693	(59,693)
Stock-based compensation	-	-	8,510,126

Balance as at March 31, 2010	26,439,646	$ 28,097,521	$ 11,199,824

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

As at March 31, 2010, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

200,000	$ 2.70	June 17, 2010
450,000	3.10	August 26, 2010
133,500	2.60	September 22, 2010
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
50,000	2.60	April 1, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

As at March 31, 2010, the following incentive stock options are fully vested:

Number of Shares	Exercise Price	Expiry Date

200,000	$ 2.70	June 17, 2010
393,750	3.10	August 26, 2010
117,250	2.60	September 22, 2010
212,500	2.55	February 17, 2011
200,000	2.55	February 20, 2011
50,000	2.60	April 1, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2011.

On January 22, 2010, the Company granted 1,500,000 stock options to an officer, two consultants and five directors which are exercisable at $5.35 per share until January 22, 2013.

On January 27, 2010, the Company granted 400,000 stock options to a director which are exercisable at $5.80 per share until January 27, 2013.

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

On October 19, 2009, 100,000 stock options exercisable at $2.50 per share expired unexercised.

Exercised stock options

On November 25, 2009, the Company issued 50,000 common shares at $2.60 per share for proceeds of $130,000 pursuant to the exercise of stock options with an April 1, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $74,426 for stock-based compensation previously recorded on these exercised stock options.

On December 14, 2009, the Company issued 50,000 common shares at $2.60 per share for proceeds of $130,000 pursuant to the exercise of stock options with an April 1, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $74,426 for stock-based compensation previously recorded on these exercised stock options.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Exercised stock options (cont’d…)

On December 22, 2009, the Company issued 5,000 common shares at $2.60 per share for proceeds of $13,000 pursuant to the exercise of stock options with a September 22, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $10,218 for stock-based compensation previously recorded on these exercised stock options.

On January 22, 2010, the Company issued 550,000 common shares at $2.50 per share for proceeds of $1,375,000 pursuant to the exercise of stock options with a January 2, 2010 expiry date (share subscription received prior to expiry date).  Capital stock and contributed surplus were each adjusted by $643,665 for stock-based compensation previously recorded on these exercised stock options.

On January 22, 2010, the Company issued 100,000 common shares at $2.50 per share for proceeds of $215,000 pursuant to the exercise of stock options with a January 2, 2010 expiry date (share subscription received prior to expiry date).  Capital stock and contributed surplus were each adjusted by $122,009 for stock-based compensation previously recorded on these exercised stock options.

On February 1, 2010, the Company issued 50,000 common shares at $2.60 per share for proceeds of $130,000 pursuant to the exercise of stock options with an April 1, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $74,426 for stock-based compensation previously recorded on these exercised stock options.

On February 1, 2010, the Company issued 5,000 common shares at $2.60 per share for proceeds of $13,000 pursuant to the exercise of stock options with a September 22, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $10,217 for stock-based compensation previously recorded on these exercised stock options.

On February 9, 2010, the Company issued 200,000 common shares at $2.65 per share for proceeds of $530,000 pursuant to the exercise of stock options with a March 3, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $404,045 for stock-based compensation previously recorded on these exercised stock options.

On February 10, 2010, the Company issued 4,000 common shares at $2.60 per share for proceeds of $10,400 pursuant to the exercise of stock options with a September 22, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $8,173 for stock-based compensation previously recorded on these exercised stock options.

On February 25, 2010, the Company issued 150,000 common shares at $2.30 per share for proceeds of $345,000 pursuant to the exercise of stock options with a September 8, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $213,665 for stock-based compensation previously recorded on these exercised stock options.

On February 25, 2010, the Company issued 50,000 common shares at $2.70 per share for proceeds of $135,000 pursuant to the exercise of stock options with a June 9, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $76,216 for stock-based compensation previously recorded on these exercised stock options.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Exercised stock options (cont’d…)

On March 19, 2010, the Company issued 75,000 common shares at $2.50 per share for proceeds of $187,500 pursuant to the exercise of stock options with a May 7, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $98,684 for stock-based compensation previously recorded on these exercised stock options.

Vested stock options

On July 1, 2009, 50,000 stock options vested which are exercisable at $2.60 per share until April 1, 2011.

On July 19, 2009, 12,500 stock options vested which were exercisable at $2.50 per share until October 19, 2009.

On August 7, 2009, 9,375 stock options vested which are exercisable at $2.50 per share until May 7, 2010.

On August 17, 2009, 42,500 stock options vested which are exercisable at $2.55 per share until February 17, 2011.

On August 20, 2009, 50,000 stock options vested which are exercisable at $2.55 per share until February 20, 2011.

On August 26, 2009, 56,250 stock options vested which are exercisable at $3.10 per share until August 26, 2010.

On September 3, 2009, 25,000 stock options vested which are exercisable at $2.65 per share until March 3, 2010.

On September 17, 2009, 25,000 stock options vested which are exercisable at $2.70 per share until June 17, 2010.

On September 22, 2009, 21,250 stock options vested which are exercisable at $2.60 per share until September 22, 2010.

On September 30, 2009, 243,750 stock options vested which are exercisable at $2.50 per share until January 2, 2010.

On October 1, 2009, 50,000 stock options vested which are exercisable at $2.60 per share until April 1, 2011.

On November 7, 2009, 9,375 stock options vested which are exercisable at $2.50 per share until May 7, 2010.

On November 17, 2009, 42,500 stock options vested which are exercisable at $2.55 per share until February 17, 2011.

On November 20, 2009, 50,000 stock options vested which are exercisable at $2.55 per share until February 20, 2011.

On November 26, 2009, 56,250 stock options vested which are exercisable at $3.10 per share until August 26, 2010.

On December 3, 2009, 25,000 stock options vested which are exercisable at $2.65 per share until March 3, 2010.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Vested stock options (cont’d…)

On December 17, 2009, 25,000 stock options vested which are exercisable at $2.70 per share until June 17, 2010.

On December 22, 2009, 18,750 stock options vested which are exercisable at $2.60 per share until September 22, 2010.

On January 1, 2010, 50,000 stock options vested which are exercisable at $2.60 per share until April 1, 2011.

On February 7, 2010, 9,375 stock options vested which are exercisable at $2.50 per share until May 7, 2010.

On February 17, 2010, 42,500 stock options vested which are exercisable at $2.55 per share until February 17, 2011.

On February 26, 2010, 56,250 stock options vested which are exercisable at $3.10 per share until August 26, 2010.

On March 17, 2010, 25,000 stock options vested which are exercisable at $2.70 per share until June 17, 2010.

On March 22, 2010, 18,750 stock options vested which are exercisable at $2.60 per share until September 22, 2010.

Agent’s options

As at March 31, 2010 the following agent stock options are outstanding:

Number Of Shares	Exercise Price	Expiry Date

24,612	$ 2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

Expired agent options

On October 9, 2009, 50,000 agent stock options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent stock options exercisable at $2.45 per share expired unexercised.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Exercised agent options

On March 29, 2010, the Company received $99,999 from the exercise of 47,619 agent options at $2.10 per share with an April 2, 2010 expiry date.  The $59,693 value of these agent options was transferred from contributed surplus to capital stock.

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the nine month period ended March 31, 2010, the Company granted 2,350,000 (2009 – 1,340,000; 2008 – 1,650,000) stock options.  The total stock-based compensation calculated on the options granted in the current period was $7,163,778 (2009 - $2,336,281; 2008 - $2,335,289).  The Company expensed $7,163,778 (2009 - $664,504; 2008 - $466,156) of the total stock-based compensation leaving an unamortized balance of $Nil (2009 - $1,671,777; 2008 - $1,869,133).  During the comparative period the Company cancelled 800,000 stock options and reversed $225,925 of previously recognized stock-based compensation.

An additional $1,346,348 (2009 - $1,013,836; 2008 - $51,323) in stock-based compensation was recognized for the vesting of options granted in the current and prior fiscal years.

The total amount of stock based-compensation realized during the current period was $8,510,126 (2009 - $1,452,415; 2008 - $517,479).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2010	2009	2008

Risk-free interest rate	1.57%	2.16%	3.97%
Expected life of options	2.7 Years	2 years	2 years
Annualized volatility	97.60%	98.80%	132.43%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

As at March 31, 2010 the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

172,082	2.30	April 14, 2010
833,238	2.50	June 9, 2010
169,090	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
498,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

Expired warrants

On October 9, 2009, 612,243 warrants exercisable at $2.60 per share expired unexercised.

Exercised warrants

On October 22, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

On December 14, 2009, the Company received $164,284 from the exercise of 71,428 warrants at $2.30 per share with an April 14, 2010 expiry date.

On February 1, 2010, the Company received $2,737 from the exercise of 1,190 warrants at $2.30 per share with an April 14, 2010 expiry date.

On February 1, 2010, the Company received $5,680 from the exercise of 2,272 warrants at $2.50 per share with a June 24, 2010 expiry date.

On February 25, 2010, the Company received $3,300 from the exercise of 1,000 warrants at $3.30 per share with a September 29, 2010 expiry date.

On February 25, 2010, the Company received $164,284 from the exercise of 71,428 warrants at $2.30 per share with an April 14, 2010 expiry date.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d…)

Exercised warrants (cont’d…)

On February 25, 2010, the Company received $3,284 from the exercise of 1,428 warrants at $2.30 per share with an April 14, 2010 expiry date.

On March 1, 2010, the Company received $284,090 from the exercise of 113,636 warrants at $2.50 per share with a June 24, 2010 expiry date.

On March 16, 2010, the Company received $1,095,237 from the exercise of 476,190 warrants at $2.30 per share with an April 2, 2010 expiry date.

On March 29, 2010, the Company received $99,999 from the exercise of 47,619 agent options at $2.10 per share with an April 2, 2010 expiry date.  Upon exercise of the agent options, the agent obtained an additional unit comprised of one common share and one share purchase warrant.  The Company received an additional $109,525 from the exercise of the 47,619 warrants at $2.30 per share which were exercisable until April 2, 2010.

8.

SHARE SUBSCRIPTION RECEIVED IN ADVANCE

On January 27, 2010, the Company received a $130,000 share subscription from the exercise of 50,000 stock options at $2.60 per share with an April 1, 2011 expiry date (see Note 16).

9.

RELATED PARTY TRANSACTIONS

During the nine month period ended March 31, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $49,661 (2009 - $93,694; 2008 - $64,365) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $22,279 (2009 - $17,472; 2008 - $3,941) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $19,125 (2009 - $Nil; 2008 - $Nil) in geological consulting fees to Carl Archibald, a nephew of Fred Archibald who is a director of the Company.

d)

Paid or accrued $52,583 (2009 - $29,856; 2008 - $14,644) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

e)

Paid or accrued $10,745 (2009 - $Nil; 2008 - $Nil) in consulting fees and $14,352 (2009 - $Nil; 2008 - $Nil) in mapping fees to Alan Archibald, a brother of Fred Archibald who is a director of the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

9.

RELATED PARTY TRANSACTIONS (cont’d…)

f)

Paid or accrued $121,500 (2009 - $78,000; 2008 - $30,000) in management fees to Harry Miller, President and Director of the Company.

g)

Paid or accrued $44,403 (2009 - $Nil; 2008 - $Nil) in legal fees to Lavery, de Billy LLP.  Philip Nolan, a director of the Company is a partner of Lavery, de Billy LLP.

h)

Paid or accrued $Nil (2009 - $Nil; 2008 - $6,792) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

Included in accounts payable is $4,000 (2009 – $4,000; 2008 - $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Included in accounts payable is $864 (2009 - $Nil; 2008 - $Nil) for an overpayment on the exercise of stock options by Harry Miller, President and Director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the period.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

11.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the nine month period ended March 31, 2010 were as follows:

a)

The Company allocated $1,810,170 for exercised options from contributed surplus to capital stock.

b)

The Company allocated $59,693 for exercised agent options from contributed surplus to capital stock.

c)

The Company recognized $8,510,126 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

11.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The significant non-cash transactions during the nine month period ended March 31, 2009 were as follows:

a)

The Company issued 267,427 shares valued at $682,431 as finders’ fees related to private placements.

b)

The Company granted 506,414 agent’s options, valued at $692,538.

c)

The Company allocated $41,862 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $1,452,415 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $198,876 in accounts payable.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash is held through a major bank in Canada, which is a high credit-quality financial institution.  The Company’s receivables are primarily comprised of $488,870 in deferred exploration costs which were paid on behalf of Osisko Mining Corporation and $26,461 in refundable Goods and Services tax.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2010, the Company had current assets of $4,384,534 to settle current liabilities of $33,163. All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

12.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk (cont’d…)

(a)

Interest rate risk

The Company’s cash balance has $3,470,000 in term deposits. The term deposits earn interest at 0.001% to 0.75% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

13.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in the Province of Quebec, Canada.

14.

COMMITMENTS

Management agreement

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with Harry Miller, the Company’s President and Director.

Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum which is to be paid in quarterly instalments.

The Company has also agreed to compensate Mr. Miller approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

Mineral property commitments

The Company has significant commitments for its various mineral properties.  The reader should refer to Note 6 of these financial statements for a comprehensive disclosure of the commitments related to mineral properties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

15.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

16.

SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2010:

Share issuances

On April 1, 2010, the Company issued 50,000 common shares valued at $130,000 from share subscriptions received in advance.  The shares were issued for the exercise of 50,000 options at $2.60 per share with an April 1, 2011 expiry date.

On April 6, 2010, the Company issued 172,082 common shares at $2.30 per share for proceeds of $395,789 pursuant to the exercise of warrants with an April 14, 2010 expiry date.

On April 6, 2010, the Company received $51,685 from the exercise of 24,612 agent options at $2.10 per share with an April 14, 2010 expiry date.  Upon exercise of the agent options, the agent obtained an additional unit comprised of one common share and one share purchase warrant.  The Company received an additional $56,608 from the exercise of the 24,612 warrants at $2.30 per share which are exercisable until April 14, 2010.

On April 8, 2010, the Company issued 10,000 common shares valued at $57,400 to settle the remaining obligation to acquire the 2% Net Smelter Royalty for the Central Duparquet property.

Accounts receivable settlement

On April 15, 2010, the Company received $200,405 for the settlement of part of the outstanding deferred exploration costs due from Osisko Mining Corporation.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MARCH 31, 2010

16.

SUBSEQUENT EVENTS (cont’d…)

Share subscriptions received in advance

On May 18, 2010, the Company received $2,083,095 from the exercise of 833,238 warrants at $2.50 per share with a June 9, 2010 expiry date.

On May 19, 2010, the Company received $183,311 from the exercise of 83,323 agent options at $2.20 per share with a June 6, 2010 expiry date.  Upon exercise of the agent options, the agent obtained an additional unit comprised of one common share and one share purchase warrant.  The Company received an additional $208,308 from the exercise of the 83,323 warrants at $2.50 per share which are exercisable until June 6, 2010.

Beattie, Donchester and Dumico agreements amended

On May 25, 2010, the Company announced that it amended the agreements with the optionors on the Beattie, Donchester and Dumico properties, whereby a payment of $8,500,000 due on June 1, 2010 is now to be split into two tranches with $4,000,000 to be paid on June 1, 2010 and $4,500,000 on July 29, 2010.